Exhibit D

Proposed Draft of Revised Segment Footnote

In thousands	Net Sales	Operating Income (Loss)	Depreciation and Amortization	Capital Expenditures	Long- Lived Assets
Fiscal 2004
Underground Mining	$820,121	$91,376	$28,012	$11,914	$618,046
Surface Mining	612,046	53,189	18,010	9,221	418,067

Total operations	1,432,167	144,565	46,022	21,135	1,036,113
Corporate	--	(36,884)	3,345	--	364,033

Consolidated Total	$1,432,167	$107,681	$49,367	$21,135	$1,400,146

Fiscal 2003
Underground Mining	$685,999	$43,573	$31,635	$18,622	$587,465
Surface Mining	529,967	27,572	20,743	8,890	381,801

Total operations	1,215,966	71,145	52,378	27,512	969,266
Corporate	--	(23,463)	3,710	--	239,754

Consolidated Total	$1,215,966	$47,682	$56,088	$27,512	$1,209,020

Fiscal 2002
Underground Mining	$745,714	$19,516	$36,203	$11,651	$522,611
Surface Mining	405,133	(18,157)	22,734	7,436	398,121

Total operations	1,150,847	1,359	58,937	19,087	920,732
Corporate	--	(16,502)	3,715	--	146,066

Consolidated Total	$1,150,847	$(15,143)	$62,652	$19,087	$1,066,798

Geographical Segment Information

In thousands	Total Sales	Interarea Sales	Sales to Unaffiliated Customers	Operating Income (Loss)	Long- Lived Assets
Fiscal 2004
United States	$863,642	$(191,415)	$672,227	$88,076	$727,041
Europe	270,887	(60,102)	210,785	24,870	199,374
Australia	223,244	(7,434)	215,810	12,574	154,804
Other Foreign	337,580	(4,235)	333,345	50,493	200,946
Interarea Eliminations	(263,186)	263,186	--	(31,448)	(246,052)

	$1,432,167	$--	$1,432,167	$144,565	$1,036,113

Fiscal 2003
United States	$761,267	$(178,916)	$582,351	$32,315	$685,874
Europe	218,632	(71,784)	146,848	27,227	153,280
Australia	213,773	(11,643)	202,130	8,902	149,330
Other Foreign	286,139	(1,502)	284,637	35,534	202,059
Interarea Eliminations	(263,845)	263,845	--	(32,833)	(221,277)

	$1,215,966	$--	$1,215,966	$71,145	$969,266

Fiscal 2002
United States	$799,560	$(161,172)	$638,388	$(24,541)	$769,219
Europe	258,821	(86,367)	172,454	33,729	135,135
Other Foreign	352,163	(12,158)	340,005	21,563	298,580
Interarea Eliminations	(259,697)	259,697	--	(29,392)	(282,202)

	$1,150,847	$--	$1,150,847	$1,359	$920,732